FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
[X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-13958

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2020 and 2019

Page No(s).
Report of Independent Registered Public Accounting Firm	F-3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	F-4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	F-5
Notes to Financial Statements as of December 31, 2020 and 2019 and for the year ended December 31, 2020	F-6 - F-15
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	F-16 - F-43
Signature	F-44 - F-45

Exhibit Index
Exhibit Number Exhibit Name
23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and     Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of     1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
The Hartford Investment and Savings Plan
Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut
June 22, 2021

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019
($ IN THOUSANDS)

	2020	2019
Assets
Investments:
Investments, at fair value (Note 4)	$4,874,491	$4,329,928
Investments, at contract value (Note 3)	811,455	741,963
Total investments	5,685,946	5,071,891
Receivables:
Notes receivable from Members	73,941	73,552
Dividends and interest receivable	4,338	3,085
Total receivables	78,279	76,637
Total assets	5,764,225	5,148,528
Liabilities
Investment management expenses payable	934	788
Administrative expenses payable	49	49
Total liabilities	983	837
Net assets available for benefits	$5,763,242	$5,147,691

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020
($ IN THOUSANDS)

2020
Additions to net assets attributed to:
Contributions:
Member contributions	$180,784
Employer contributions	141,173
Rollover contributions	31,686
Total contributions	353,643

Investment income:
Net appreciation in fair value of investments	578,297
Dividends	11,579
Total investment income	589,876

Interest income on notes receivable from Members	3,886

Total additions	947,405

Deductions from net assets attributed to:
Benefits paid to Members	325,756
Investment management fees	5,863
Administrative expenses	235
Total deductions	331,854

Net increase in net assets	615,551

Net assets available for benefits:
Beginning of year	5,147,691
End of year	$5,763,242

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019
AND FOR THE YEAR ENDED DECEMBER 31, 2020
($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. Members should refer to the Plan document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, or the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds and exchange traded products to investors. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 9 for a general description of amendments made to the Plan document during 2020 and 2019.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The trust, as defined in the Plan document, is comprised of the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add or subtract to or from investment funds, or eliminate investment funds from the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to contribute a percentage of their eligible compensation (including, overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Members may contribute 1% to 50% of eligible compensation, except that Members who are highly compensated employees may have contribution limits of less than 50% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they are automatically enrolled to make before-tax contributions equal to 6% of eligible compensation.

The Company's contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.

Note 1. Description of the Plan (continued)

Member contributions in excess of 6% of the eligible compensation are supplemental savings that are not matched by the Company.

Administrative Costs

The trust pays certain administrative expenses of the Plan out of the assets of the trust. Expenses not paid by the trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching and Non-Elective Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the various investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.

Notes Receivable from Members

Members may borrow from their accounts to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits

On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of

Note 1. Description of the Plan (continued)

Members meeting certain requirements, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. If a Member was receiving installment payments, upon the Member’s death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or annual installments over the beneficiary’s life expectancy.

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future Company contributions or Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2020 and 2019, forfeited non-vested account balances totaled $16 and $25, respectively, that had not been applied yet to future contributions or expenses.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2020, Matching Company contributions were reduced by $3,553 from forfeitures.

Adoption of New Accounting Standards

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820, effective for fiscal years beginning after December 15, 2019 with early adoption permitted. Early adoption is only permitted for the eliminated or modified disclosure requirements. The ASU removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate Net Asset Value ("NAV") to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. This disclosure is applicable to the Plan and the Plan adopted the new guidance as of December 31, 2019 and affected disclosures are incorporated in Note 4, Fair Value Measurements. There were no effects on the statements of net assets available for benefits or changes therein.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to its Members. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Note 2. Accounting Policies (continued)

The 2019 novel coronavirus ("COVID-19") outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020, has negatively impacted the world economy and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Members would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain (loss) for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are recognized as expenses of the Plan.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Contributions

Member and Matching and Non-Elective Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2020 or 2019.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan document.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan Sponsor as provided in the Plan document. Recordkeeping fees of the Plan are paid by the Plan. All investment management and transaction fees directly related to the Plan investments are paid by the Plan.

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions

The Plan’s stable value fund ("the Fund") available to Members as an investment option is a separately managed account, managed solely for the Plan, with a stable value fund investment strategy. Members who transfer money out of the Fund cannot move that money into the Hartford Total Return Bond HLS Fund or the Vanguard Federal Money Market Fund for 90 days. The investment contracts within the stable value fund meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Members if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings based on crediting rates, less Member withdrawals and less administrative expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions (continued)

Contract Issuer	Contract Number	Major Credit Ratings	As of 12/31/2020 Investments at Contract Value	As of 12/31/2019 Investments at Contract Value

Synthetic GIC Contracts:
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$233,328	$226,659
American General Life	1646368	AA / Aa2	108,552	106,452
American General Life	1635582	AA+ / Aa2	83,530	81,789
RGA	RGA00058	AA / Aa2	97,645	44,690
Prudential	GA62433	AA / Aal	185,572	181,686
Traditional GIC Contract:
New York Life	GA29021	AA+ / Aaa	102,828	100,687
Total			$811,455	$741,963

The key difference between a synthetic guaranteed investment contract ("GIC") and a traditional GIC is that the Plan owns the underlying assets of the synthetic GIC. A synthetic GIC includes a wrapper contract, which is an agreement with the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic and traditional GICs are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic GICs held by the Plan includes wrapper contracts that provide a guarantee that the crediting rate with respect to the applicable underlying assets will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.
The Plan also holds a traditional GIC. The contract issuer is contractually obligated to repay the principal and interest at a specific interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with the traditional and the synthetic GIC is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to     be tax-exempt under Section 501(a) of the Internal Revenue Code
2.Premature termination of the traditional GIC contract or the synthetic GIC contract
3.Plan termination or merger
4.Changes to the Plan’s prohibition on competing investment options
5.Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions (continued)
The Plan Sponsor does not believe that any such events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer or that would limit the ability of the Plan to transact at contract value with the Members.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the following:
1.An uncured violation of the Plan’s investment guidelines
2.A breach of a material obligation under the contract by the Plan Sponsor
3.A material misrepresentation by the Plan Sponsor
4.A material amendment to the agreements without the consent of the issuer.
Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:

•Level 1 - Fair values based primarily on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.

•Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

•Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2020 or 2019.

Short-term Investments - Valued at quoted prices.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Equity Securities - Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Investment Trusts - Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2020 and 2019 there were no unfunded commitments or redemption restrictions on collective investment trusts.

Note 4. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2020 and 2019.

	Investment Assets at Fair Value December 31, 2020
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$817	$—	$—	$817
Mutual Funds	872,239	—	—	872,239
Equity Securities	786,052	—	—	786,052

Total Investments at fair value [1]	$1,659,108	$—	$—	$1,659,108
Investments at net asset value:
Collective investment trusts				3,215,383

Total investments				$4,874,491

[1] Excludes $1,171 of investment receivable, $1,392 of dividend receivable and $1,775 of interest receivable recorded at fair value.

	Investment Assets at Fair Value December 31, 2019
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$—	$6,680	$—	$6,680
Mutual Funds	770,292	—	—	770,292
Equity Securities	821,810	—	—	821,810

Total Investments at fair value [1]	$1,592,102	$6,680	$—	$1,598,782
Investments at net asset value:
Collective investment trusts				2,731,146

Total investments				$4,329,928

[1] Excludes $1,310 of dividend receivable and $1,775 of interest receivable recorded at fair value.

The Plan Sponsor's Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically reviews the Plan’s menu of investments and, when appropriate, makes changes.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter, however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.

Note 6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2020 and 2019:

	2020	2019
Net assets available for benefits per accompanying financial statements	$5,763,242	$5,147,691
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	37,769	18,487
Net assets per Form 5500	$5,801,011	$5,166,178

The following is a reconciliation of total investment income, contributions and interest income on notes receivable on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2020:

Total investment income, contributions and interest income on notes receivable per accompanying financial statements	$947,405
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	$(18,487)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of the year	$37,769
Total income per Form 5500	$966,687

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2020:

Benefits paid to Members per accompanying financial statements	$325,756
Deduct amounts allocated to deemed loan distributions	116
Benefits paid to Members per Form 5500	$325,640

Note 8. Exempt Party-in-Interest Transactions

Certain Plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services provided by Company affiliates amounted to $56 for the year ended December 31, 2020. In addition, certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2020 and 2019, the fair value of affiliated mutual funds held by the Plan was $748,670 and $770,292, respectively. At December 31, 2020 and 2019, the Plan held 3,799,183 shares and 3,598,901 shares of Hartford Stock with a cost basis of $118,352 and $121,470, respectively. The shares of Hartford Stock had a fair value of $171,418 and $218,705 at December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $5,028.

Note 9. Plan Amendments and Other Changes

Effective January 1, 2019, the Plan was amended so that (a) a Member is no longer required to obtain a plan loan before requesting a hardship withdrawal; (b) member contributions will no longer be suspended after receipt of a hardship withdrawal; and (c) earnings on before-tax contributions will be included as part of a hardship withdrawal.

Effective May 23, 2019, the definition of Service was revised to give credit for employment with Navigators to former Navigators employees who became Company employees on May 23, 2019 as a result of the Navigators transaction.  In addition, former Navigators employees who did not otherwise enroll in the Plan were automatically enrolled within 90 days of the May 23, 2019 acquisition date.

Effective May 23, 2019, the definition of “Eligible Employee” was amended by adding the following to the list of Ineligible Persons:  (a)  a person who is a nonresident alien and who receives no earned income (within the meaning of Code Section 911(d)(2)) from the Company or its affiliate which constitutes income from sources within the United States (within the meaning of Code Section 861(a)(3)); and (b) a person who is a U.S. citizen working in a foreign country for the Company or its affiliate who is not on the U.S. payroll of Hartford Fire Insurance Company.

Effective July 1, 2019, the Plan was amended to (a) increase the maximum Member contribution from 30% of eligible pay to 50%; and (b) allow partial loan prepayments.

Effective January 1, 2020, the Plan was amended so that an eligible employee hired on or after January 1, 2020 will no longer need to wait 90 days to become a Member for purposes of making contributions to the Plan; they are immediately eligible.

Effective January 1, 2020, the Plan was amended so that the Required Beginning Date for Members who attain age 70.5 on or after January 1, 2020 will be April 1 following the calendar year in which they turn age 72 (or retire, if later).

Effective January 1, 2020, the Plan was amended so that upon the death of a Member or Deferred Member who was receiving periodic payments, the non-spouse beneficiary of the Member or Deferred Member may elect to have payments made over a period not to exceed the tenth calendar year following the year of death.

Effective March 27, 2020, the Plan was amended to include the following relief provisions permitted by the Coronavirus Aid, Relief, and Economic Security (CARES) act:

•Coronavirus-related distribution – Qualified participants could take a coronavirus-related distribution of up to $100 from the Plan without a 10% early withdrawal penalty. Eligible distributions could be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.
•Participant loans – Qualified participants could borrow up to $100 from the Plan (an increase from the $50 previously allowed) through September 22, 2020, and repayments were delayed until January 1, 2021.
•Required minimum distributions (RMDs) – RMDs were temporarily suspended for 2020.

Note 10. Subsequent Events

Effective January 1, 2021, the Plan was amended to remove the 90-day limitation on transferring funds from the Stable Value Fund to the Hartford Total Return Bond Fund.

Effective July 1, 2021, the Plan will be amended to reflect that the share class of the Vanguard Target Retirement Trust funds, the Plan's default funds, will change from the Vanguard Target Retirement Trust Plus to the Vanguard Target Retirement Trust Select.

Effective July 1, 2021, the Plan will be amended to add new fixed percent, fixed amount, and life expectancy periodic payment options, and expand the fixed time frame periodic payment option for participants who (i) are age 55 or older and are no longer employed at the Company, (ii) terminate employment before reaching age 55 due to Retirement, provided such participant has an original hire date before January 1, 2002, or (iii) terminate employment before reaching age 55 due to Disability.

Management has evaluated events subsequent to December 31, 2020, through the date the financial statements were issued, noting there are no other subsequent events requiring adjustment or disclosure in the financial statements.

******

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	AAR CORP		***	$433
	AMERICAN EQUITY INVT LIFE HL		***	947
	AVISTA CORP		***	772
	BLACK HILLS CORP		***	797
	CVB FINANCIAL CORP		***	786
	CACTUS INC A		***	918
	CHAMPIONX CORP		***	908
	CHEESECAKE FACTORY INC/THE		***	952
	COLUMBIA BANKING SYSTEM INC		***	1,397
	COMMVAULT SYSTEMS INC		***	1,690
	DENNY S CORP		***	1,398
	DIODES INC		***	2,241
	DYCOM INDUSTRIES INC		***	1,610
	EAGLE MATERIALS INC		***	1,103
	EAGLE PHARMACEUTICALS INC		***	806
	ENPRO INDUSTRIES INC		***	1,489
	FNB CORP		***	945
	FERRO CORP		***	1,060
	FIRST FINANCIAL BANCORP		***	765
	FIRST INDUSTRIAL REALTY TR		***	782
	FIRST MIDWEST BANCORP INC/IL		***	1,029
	FRESH DEL MONTE PRODUCE INC		***	887
	G III APPAREL GROUP LTD		***	978
	GLATFELTER CORP		***	1,319
	HARSCO CORP		***	1,032
	HEALTHCARE REALTY TRUST INC		***	1,164
	HUB GROUP INC CL A		***	1,093
	ITT INC		***	2,356
	INDEPENDENT BANK GROUP INC		***	1,344
	JACK IN THE BOX INC		***	1,825
	JELD WEN HOLDING INC		***	512
	KEMPER CORP		***	1,073

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	KITE REALTY GROUP TRUST		***	458
	KNOLL INC		***	625
	KORN FERRY		***	1,103
	MCGRATH RENTCORP		***	1,076
	MINERALS TECHNOLOGIES INC		***	1,272
	MOOG INC CLASS A		***	1,215
	MUELLER WATER PRODUCTS INC A		***	1,440
	NORTHWESTERN CORP		***	1,356
	OXFORD INDUSTRIES INC		***	540
	PDC ENERGY INC		***	439
	PNM RESOURCES INC		***	1,203
	PRA GROUP INC		***	1,607
	PS BUSINESS PARKS INC/CA		***	1,368
	PACIFIC PREMIER BANCORP INC		***	1,275
	PARSONS CORP		***	1,532
	PATTERSON COS INC		***	1,680
	PEBBLEBROOK HOTEL TRUST		***	765
	PHIBRO ANIMAL HEALTH CORP A		***	533
	PIEDMONT OFFICE REALTY TRU A		***	974
	PLEXUS CORP		***	1,480
	PROGRESS SOFTWARE CORP		***	1,201
	RENASANT CORP		***	1,061
	RUSH ENTERPRISES INC CL A		***	1,869
	SAIA INC		***	2,125
	SANDERSON FARMS INC		***	1,219
	SANDY SPRING BANCORP INC		***	1,143
	SELECTIVE INSURANCE GROUP		***	1,923
	SOUTH STATE CORP		***	1,442
	SOUTHWEST GAS HOLDINGS INC		***	903
	STAG INDUSTRIAL INC		***	1,273
	TRI POINTE HOMES INC		***	1,037
	TOWNE BANK		***	1,065

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	TRIMAS CORP		***	1,340
	TRUEBLUE INC		***	880
	UMB FINANCIAL CORP		***	1,164
	UMPQUA HOLDINGS CORP		***	1,027
	UNIFIRST CORP/MA		***	1,544
	UNITED COMMUNITY BANKS/GA		***	1,554
	UNITED BANKSHARES INC		***	667
	US DOLLAR		***	649
	WOLVERINE WORLD WIDE INC		***	934
		Subtotal Chartwell Equity Securities		84,372
	Clearing Account
	State Street Bank and Trust		***	-6,420
		Subtotal Clearing Account		-6,420
	Collective Investment Trusts
	SSGA	SSGA Real Asset Fund	***	39,829
	SPRUCEGROVE	INTERNATIONAL STOCK FUND	***	98,194
	STATE STREET	SSGA S&P 500 INDEX NON LENDING	***	778,192
	STATE STREET	STATE STREET	***	81,230
	STATE STREET	STATE STREET	***	158,346
	VANGUARD GROUP	TARGET RETIREMENT 2050	***	154,837
	VANGUARD GROUP	TARGET RETIREMENT 2045	***	299,936
	VANGUARD GROUP	TARGET RETIREMENT 2040	***	170,886
	VANGUARD GROUP	TARGET RETIREMENT 2035	***	422,706
	VANGUARD GROUP	TARGET RETIREMENT 2030	***	210,828
	VANGUARD GROUP	TARGET RETIREMENT 2025	***	374,661
	VANGUARD GROUP	TARGET RETIREMENT 2020	***	103,921
	VANGUARD GROUP	TARGET RETIREMENT 2015	***	79,134
	VANGUARD GROUP	TARGET RETIREMENT INCOME FUND	***	53,605
	VANGUARD GROUP	TARGET RETIREMENT 2055	***	100,261
	VANGUARD GROUP	TARGET RETIREMENT 2060	***	47,626
	VANGUARD GROUP, THE	TARGET RETIREMENT 2065	***	5,296
		Subtotal Collective Investment Trusts		3,179,488

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	Loomis Sayles Growth Fund
	ALIBABA GROUP HOLDING SP ADR		***	14,994
	ALPHABET INC CL C		***	8,812
	ALPHABET INC CL A		***	8,795
	AMAZON.COM INC		***	23,113
	AUTODESK INC		***	16,564
	AUTOMATIC DATA PROCESSING		***	2,216
	BOEING CO/THE		***	14,530
	CERNER CORP		***	5,282
	CISCO SYSTEMS INC		***	5,220
	COLGATE PALMOLIVE CO		***	4,825
	DEERE + CO		***	12,681
	EXPEDITORS INTL WASH INC		***	7,198
	FACEBOOK INC CLASS A		***	18,117
	FACTSET RESEARCH SYSTEMS INC		***	4,662
	GSTIF 25 BPS		***	2,608
	ILLUMINA INC		***	7,743
	INTUITIVE SURGICAL INC		***	4,518
	MICROSOFT CORP		***	12,889
	MONSTER BEVERAGE CORP		***	11,467
	NOVARTIS AG SPONSORED ADR		***	10,900
	NOVO NORDISK A/S SPONS ADR		***	2,735
	NVIDIA CORP		***	15,602
	ORACLE CORP		***	12,390
	QUALCOMM INC		***	8,879
	REGENERON PHARMACEUTICALS		***	8,408
	ROCHE HOLDINGS LTD SPONS ADR		***	8,781
	SEI INVESTMENTS COMPANY		***	4,553
	SALESFORCE.COM INC		***	12,703
	SCHLUMBERGER LTD		***	3,837
	STARBUCKS CORP		***	8,484
	US DOLLAR		***	1,000
	VISA INC CLASS A SHARES		***	18,364
	WALT DISNEY CO/THE		***	12,138

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	WORKDAY INC CLASS A		***	4,991
	YUM BRANDS INC		***	4,006
	YUM CHINA HOLDINGS INC		***	2,946
	Subtotal Loomis Sayles Growth Fund			326,951
	Lee Munder Equity Securities
	AERCAP HOLDINGS NV		***	1,452
	AGNC INVESTMENT CORP		***	1,868
	ALEXANDRIA REAL ESTATE EQUIT		***	2,631
	AMERICAN CAMPUS COMMUNITIES		***	1,668
	AMERICAN INTERNATIONAL GROUP		***	1,609
	AMERISOURCEBERGEN CORP		***	877
	AMERIPRISE FINANCIAL INC		***	2,694
	ARCH CAPITAL GROUP LTD		***	2,309
	AUTOZONE INC		***	1,425
	BERRY GLOBAL GROUP INC		***	2,297
	BORGWARNER INC		***	1,781
	BOSTON PROPERTIES INC		***	1,230
	CARTER S INC		***	1,338
	CENTENE CORP		***	2,252
	CENTERPOINT ENERGY INC		***	2,572
	CHARLES RIVER LABORATORIES		***	1,502
	CIMAREX ENERGY CO		***	767
	CLEAN HARBORS INC		***	2,372
	COLUMBIA SPORTSWEAR CO		***	1,411
	CONSTELLATION BRANDS INC A		***	1,582
	DTE ENERGY COMPANY		***	2,103
	DARLING INGREDIENTS INC		***	2,704
	DENTSPLY SIRONA INC		***	1,285
	DIGITAL REALTY TRUST INC		***	1,308
	DOLLAR GENERAL CORP		***	1,189
	DOLLAR TREE INC		***	2,013
	DOVER CORP		***	1,416
	ENCOMPASS HEALTH CORP		***	2,475
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	ENTERGY CORP		***	2,311
	ENVISTA HOLDINGS CORP		***	2,158
	EVERGY INC		***	2,055
	FMC CORP		***	1,970
	HAIN CELESTIAL GROUP INC		***	1,548
	HASBRO INC		***	1,615
	HEXCEL CORP		***	1,526
	HOST HOTELS + RESORTS INC		***	1,006
	HUNTINGTON INGALLS INDUSTRIE		***	780
	INGREDION INC		***	2,743
	ISHARES RUSSELL MID CAP VALUE		***	3,212
	LKQ CORP		***	3,254
	LABORATORY CRP OF AMER HLDGS		***	1,726
	LAMB WESTON HOLDINGS INC		***	1,717
	LEIDOS HOLDINGS INC		***	2,000
	LIVENT CORP		***	1,846
	M + T BANK CORP		***	828
	MACOM TECHNOLOGY SOLUTIONS H		***	1,699
	MID AMERICA APARTMENT COMM		***	1,682
	NISOURCE INC		***	2,199
	OLIN CORP		***	808
	PTC INC		***	2,490
	PACWEST BANCORP		***	848
	PARKER HANNIFIN CORP		***	1,601
	PARSLEY ENERGY INC CLASS A		***	858
	PINNACLE FINANCIAL PARTNERS		***	1,803
	PINNACLE WEST CAPITAL		***	1,202
	PIONEER NATURAL RESOURCES CO		***	1,017
	QORVO INC		***	1,953
	RPM INTERNATIONAL INC		***	1,434
	REGAL BELOIT CORP		***	2,700
	REINSURANCE GROUP OF AMERICA		***	2,327
	SIGNATURE BANK		***	2,240
	SNAP ON INC		***	1,605
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	SPIRE INC		***	1,376
	STERICYCLE INC		***	1,552
	STERLING BANCORP/DE		***	1,561
	TREEHOUSE FOODS INC		***	2,575
	TYSON FOODS INC CL A		***	1,917
	US DOLLAR		***	993
	VALERO ENERGY CORP		***	1,209
	VALVOLINE INC		***	1,537
	ZIMMER BIOMET HOLDINGS INC		***	1,700
		Subtotal Lee Munder Equity Securities		125,311
	T. Rowe Price
	AAON INC		***	190
	AMN HEALTHCARE SERVICES INC		***	357
	ASGN INC		***	444
	ACADIA PHARMACEUTICALS INC		***	355
	ACCELERON PHARMA INC		***	492
	ACI WORLDWIDE INC		***	385
	ADDUS HOMECARE CORP		***	300
	AEROJET ROCKETDYNE HOLDINGS		***	502
	ADVANCED ENERGY INDUSTRIES		***	351
	AGIOS PHARMACEUTICALS INC		***	135
	ALARM.COM HOLDINGS INC		***	124
	ALBANY INTL CORP CL A		***	288
	ALCOA CORP		***	231
	ALECTOR INC		***	54
	ALKERMES PLC		***	150
	ALLEGIANT TRAVEL CO		***	76
	ALLOGENE THERAPEUTICS INC		***	86
	AMEDISYS INC		***	409
	AMERIS BANCORP		***	93
	AMICUS THERAPEUTICS INC		***	275
	APA CORP		***	60
	APELLIS PHARMACEUTICALS INC		***	149
	ARCTURUS THERAPEUTICS HOLDIN		***	45
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrorwer, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	ARRAY TECHNOLOGIES INC		***	233
	ARVINAS INC		***	152
	ASBURY AUTOMOTIVE GROUP		***	233
	ASPEN TECHNOLOGY INC		***	387
	ATKORE INC		***	305
	ATRICURE INC		***	136
	AXSOME THERAPEUTICS INC		***	122
	BERRY GLOBAL GROUP INC		***	214
	BIOHAVEN PHARMACEUTICAL HOLD		***	74
	BIOTELEMETRY INC		***	62
	BLACKBAUD INC		***	255
	BLACKLINE INC		***	53
	BLUEBIRD BIO INC		***	28
	BLUEPRINT MEDICINES CORP		***	331
	BOOZ ALLEN HAMILTON HOLDINGS		***	612
	BOSTON BEER COMPANY INC A		***	894
	BOYD GAMING CORP		***	325
	BRIGHT HORIZONS FAMILY SOLUT		***	302
	BRINKER INTERNATIONAL INC		***	45
	BROADRIDGE FINANCIAL SOLUTIO		***	146
	BRUKER CORP		***	242
	BRUNSWICK CORP		***	362
	BUILDERS FIRSTSOURCE INC		***	512
	BURLINGTON STORES INC		***	307
	CBOE GLOBAL MARKETS INC		***	237
	CMC MATERIALS INC		***	361
	CABLE ONE INC		***	722
	CACI INTERNATIONAL INC CL A		***	645
	CACTUS INC A		***	114
	CANTEL MEDICAL CORP		***	248
	CAREDX INC		***	226
	CASELLA WASTE SYSTEMS INC A		***	653
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	CASEY S GENERAL STORES INC		***	647
	CATALENT INC		***	513
	CAVCO INDUSTRIES INC		***	132
	CERIDIAN HCM HOLDING INC		***	81
	CERTARA INC		***	66
	CHARLES RIVER LABORATORIES		***	389
	CHASE CORP		***	215
	CHEMED CORP		***	348
	CHEMOCENTRYX INC		***	141
	CHOICE HOTELS INTL INC		***	430
	CRISPR THERAPEUTICS AG		***	589
	CHURCHILL DOWNS INC		***	688
	CIRRUS LOGIC INC		***	381
	CLEARWAY ENERGY INC C		***	213
	COCA COLA CONSOLIDATED INC		***	240
	COGENT COMMUNICATIONS HOLDIN		***	172
	COGNEX CORP		***	305
	COMFORT SYSTEMS USA INC		***	206
	COMMVAULT SYSTEMS INC		***	206
	CORESITE REALTY CORP		***	85
	CORVEL CORP		***	231
	CURTISS WRIGHT CORP		***	386
	DECIPHERA PHARMACEUTICALS IN		***	121
	DECKERS OUTDOOR CORP		***	465
	DENALI THERAPEUTICS INC		***	350
	DESCARTES SYSTEMS GRP/THE		***	279
	DIAMONDBACK ENERGY INC		***	116
	DIGITAL TURBINE INC		***	269
	DOMINO S PIZZA INC		***	193
	DOUGLAS DYNAMICS INC		***	217
	EAGLE MATERIALS INC		***	262
	EHEALTH INC		***	156
	ELEMENT SOLUTIONS INC		***	151

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	EMCOR GROUP INC		***	400
	EMERGENT BIOSOLUTIONS INC		***	475
	ENANTA PHARMACEUTICALS INC		***	33
	ENCOMPASS HEALTH CORP		***	174
	ENPRO INDUSTRIES INC		***	124
	ENSIGN GROUP INC/THE		***	537
	ENTEGRIS INC		***	785
	ENVESTNET INC		***	455
	EPLUS INC		***	74
	EPIZYME INC		***	15
	EQUITY LIFESTYLE PROPERTIES		***	229
	EURONET WORLDWIDE INC		***	693
	EXACT SCIENCES CORP		***	355
	EXELIXIS INC		***	127
	EXLSERVICE HOLDINGS INC		***	281
	EXPONENT INC		***	604
	FABRINET		***	222
	FACTSET RESEARCH SYSTEMS INC		***	192
	FAIR ISAAC CORP		***	688
	FATE THERAPEUTICS INC		***	315
	FIBROGEN INC		***	186
	FIRST BANCORP/NC		***	164
	FIRST INDUSTRIAL REALTY TR		***	356
	FIVE9 INC		***	715
	FORMFACTOR INC		***	344
	FORTINET INC		***	105
	FRONTDOOR INC		***	208
	H.B. FULLER CO.		***	90
	GARTNER INC		***	152
	GENERAC HOLDINGS INC		***	300
	GIBRALTAR INDUSTRIES INC		***	285
	GLOBAL BLOOD THERAPEUTICS IN		***	158
	GLOBUS MEDICAL INC A		***	348
	GRACO INC		***	445

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	GREEN DOT CORP CLASS A		***	105
	HAEMONETICS CORP/MASS		***	416
	HAIN CELESTIAL GROUP INC		***	214
	HALOZYME THERAPEUTICS INC		***	321
	HELEN OF TROY LTD		***	668
	HEXCEL CORP		***	167
	HILTON GRAND VACATIONS INC		***	205
	HORIZON THERAPEUTICS PLC		***	313
	HYDROFARM HOLDINGS GROUP INC		***	29
	IAA INC		***	601
	ICU MEDICAL INC		***	450
	IGM BIOSCIENCES INC		***	94
	IRHYTHM TECHNOLOGIES INC		***	445
	INGEVITY CORP		***	272
	INSMED INC		***	252
	INNOSPEC INC		***	287
	INPHI CORP		***	488
	INSPIRE MEDICAL SYSTEMS INC		***	188
	INSPERITY INC		***	269
	INSTALLED BUILDING PRODUCTS		***	102
	INNOVATIVE INDUSTRIAL PROPER		***	128
	INTELLIA THERAPEUTICS INC		***	130
	INVITAE CORP		***	298
	IONIS PHARMACEUTICALS INC		***	89
	IOVANCE BIOTHERAPEUTICS INC		***	278
	J + J SNACK FOODS CORP		***	310
	JOHN BEAN TECHNOLOGIES CORP		***	352
	J2 GLOBAL INC		***	208
	KADANT INC		***	203
	KARUNA THERAPEUTICS INC		***	81
	KARYOPHARM THERAPEUTICS INC		***	50
	KEMPER CORP		***	470
	KODIAK SCIENCES INC		***	542
	LGI HOMES INC		***	255

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	LCI INDUSTRIES		***	335
	LPL FINANCIAL HOLDINGS INC		***	144
	LANDSTAR SYSTEM INC		***	332
	LANTHEUS HOLDINGS INC		***	94
	LENNOX INTERNATIONAL INC		***	90
	LIBERTY BROADBAND C		***	342
	LIGAND PHARMACEUTICALS		***	65
	LINCOLN ELECTRIC HOLDINGS		***	189
	LITTELFUSE INC		***	530
	LUMENTUM HOLDINGS INC		***	130
	LYDALL INC		***	99
	MKS INSTRUMENTS INC		***	705
	MSA SAFETY INC		***	385
	STEVEN MADDEN LTD		***	289
	MADISON SQUARE GARDEN ENTERT		***	221
	MADRIGAL PHARMACEUTICALS INC		***	66
	MANHATTAN ASSOCIATES INC		***	434
	MARKETAXESS HOLDINGS INC		***	516
	MAXLINEAR INC		***	352
	MAXIMUS INC		***	269
	MCGRATH RENTCORP		***	175
	MEDPACE HOLDINGS INC		***	677
	MERCURY SYSTEMS INC		***	36
	MERIT MEDICAL SYSTEMS INC		***	261
	MERSANA THERAPEUTICS INC		***	61
	MIDDLESEX WATER CO		***	215
	MIRATI THERAPEUTICS INC		***	381
	MOLINA HEALTHCARE INC		***	389
	MONOLITHIC POWER SYSTEMS INC		***	721
	MOOG INC CLASS A		***	286
	MURPHY USA INC		***	205
	NCR CORPORATION		***	130
	NEKTAR THERAPEUTICS		***	42
	NEOGENOMICS INC		***	441

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	NEUROCRINE BIOSCIENCES INC		***	157
	NEVRO CORP		***	347
	NEWMARKET CORP		***	191
	NEXSTAR MEDIA GROUP INC CL A		***	303
	NORDSON CORP		***	317
	NOVANTA INC		***	532
	NUVASIVE INC		***	212
	OSI SYSTEMS INC		***	263
	OMNICELL INC		***	506
	ONTO INNOVATION INC		***	98
	ORMAT TECHNOLOGIES INC		***	334
	PRA HEALTH SCIENCES INC		***	334
	PS BUSINESS PARKS INC/CA		***	163
	PTC THERAPEUTICS INC		***	243
	PTC INC		***	104
	PACIRA BIOSCIENCES INC		***	111
	PALOMAR HOLDINGS INC		***	150
	PAPA JOHN S INTL INC		***	279
	PARK HOTELS + RESORTS INC		***	257
	PATRICK INDUSTRIES INC		***	359
	PAYLOCITY HOLDING CORP		***	589
	PEGASYSTEMS INC		***	484
	PENN NATIONAL GAMING INC		***	255
	PENNANT GROUP INC/THE		***	307
	PENUMBRA INC		***	278
	PERFORMANCE FOOD GROUP CO		***	562
	PHIBRO ANIMAL HEALTH CORP A		***	70
	PLANET FITNESS INC CL A		***	318
	POOL CORP		***	614
	POWER INTEGRATIONS INC		***	472
	PRIMERICA INC		***	625
	PROG HOLDINGS INC		***	124
	PROOFPOINT INC		***	287
	QUAKER CHEMICAL CORP		***	337
	QUALYS INC		***	428

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	QUIDEL CORP		***	196
	RH		***	666
	RBC BEARINGS INC		***	265
	REALPAGE INC		***	203
	REATA PHARMACEUTICALS INC A		***	122
	RENEWABLE ENERGY GROUP INC		***	262
	REPLIGEN CORP		***	758
	REPLIMUNE GROUP INC		***	43
	ROCKET PHARMACEUTICALS INC		***	114
	RYMAN HOSPITALITY PROPERTIES		***	244
	SLM CORP		***	149
	SPX CORP		***	220
	SPS COMMERCE INC		***	435
	SS+C TECHNOLOGIES HOLDINGS		***	338
	SAGE THERAPEUTICS INC		***	150
	SAIA INC		***	465
	JOHN B. SANFILIPPO + SON INC		***	131
	SAPIENS INTERNATIONAL CORP		***	207
	SAREPTA THERAPEUTICS INC		***	188
	SCHOLAR ROCK HOLDING CORP		***	79
	SCIENCE APPLICATIONS INTE		***	267
	SCOTTS MIRACLE GRO CO		***	300
	SEAGEN INC		***	224
	SERVICE CORP INTERNATIONAL		***	183
	SIGNATURE BANK		***	175
	SITEONE LANDSCAPE SUPPLY INC		***	270
	SIX FLAGS ENTERTAINMENT CORP		***	177
	SPROUTS FARMERS MARKET INC		***	60
	STAMPS.COM INC		***	261
	STEPAN CO		***	144
	STRATEGIC EDUCATION INC		***	139
	SUNSTONE HOTEL INVESTORS INC		***	67
	SUPERNUS PHARMACEUTICALS INC		***	101
	TABULA RASA HEALTHCARE INC		***	32
	TANDEM DIABETES CARE INC		***	445
	TARGA RESOURCES CORP		***	129

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	TECHTARGET		***	46
	TELEDYNE TECHNOLOGIES INC		***	555
	TEMPUR SEALY INTERNATIONAL I		***	362
	TERMINIX GLOBAL HOLDINGS INC		***	417
	TERRENO REALTY CORP		***	426
	TEXAS PACIFIC LAND TRUST		***	390
	TEXAS ROADHOUSE INC		***	412
	TG THERAPEUTICS INC		***	131
	THERAVANCE BIOPHARMA INC		***	45
	TOPBUILD CORP		***	604
	TORO CO		***	410
	TURNING POINT THERAPEUTICS I		***	308
	TWIST BIOSCIENCE CORP		***	230
	TYLER TECHNOLOGIES INC		***	509
	UFP INDUSTRIES INC		***	285
	U.S. PHYSICAL THERAPY INC		***	256
	UBIQUITI INC		***	333
	ULTRAGENYX PHARMACEUTICAL IN		***	711
	UNIFIRST CORP/MA		***	389
	UNIQURE NV		***	109
	UNIVERSAL HEALTH RLTY INCOME		***	22
	UNIVERSAL INSURANCE HOLDINGS		***	18
	US DOLLAR		***	681
	US ECOLOGY INC		***	67
	VAIL RESORTS INC		***	346
	WATSCO INC		***	414
	WENDY S CO/THE		***	416
	WEST PHARMACEUTICAL SERVICES		***	291

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
	WESTERN ALLIANCE BANCORP		***	316
	WEX INC		***	450
	WOODWARD INC		***	522
	WORKIVA INC		***	46
*	WPX ENERGY INC		***	113
	XPO LOGISTICS INC		***	363
	XENCOR INC		***	175
*	ZEBRA TECHNOLOGIES CORP CL A		***	600
*	ZYMEWORKS INC		***	95
*	ZYNGA INC CL A		***	417
*			Subtotal T. Rowe Price	85,352
	Loan Fund
	Notes receivable from Members	Notes receivable from Members, maturing in 2021 through 2033 bearing interest at rates from 4.25% - 9.25%	N/A	73,941
			Subtotal Loan Fund	73,941
	Master Expense Account
	HARTFORD MASTER EXPENSE FUND		Subtotal Master Expense Account	2

	Mutual Funds
	Hartford HLS Divident & Growth Fd Cl Ia		***	335,527
	Hartford HLS Mut Fds Bond HLS Fd Cl Ia		***	186,520
	Hartford HLS Mut Fds Intl Opportunities HLS Fd Cl I		***	97,436
	Hartford HLS Mut Fds Midcap HLS Fd Cl Ia		***	129,187
	Vanguard Federal Money Market		***	123,569
		Subtotal Mutual Funds		872,239
	Separate Account GIC
	New York Life		***	107,716
		Subtotal Separate Account GIC		107,716

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	ABBVIE INC	4.25%	11/14/2028	***	599
	AEP TEXAS INC	2.40%	10/1/2022	***	774
	ALLY AUTO RECEIVABLES TRUST	1.96%	12/16/2024	***	325
	AMERICAN EXPRESS CO	3.00%	10/30/2024	***	1,365
	AMERICAN EXPRESS CREDIT ACCOUN	2.67%	11/15/2024	***	892
	AMERICAN HONDA FINANCE	2.35%	1/8/2027	***	808
	AMERICAN INTL GROUP	3.75%	7/10/2025	***	1,123
	ANHEUSER BUSCH CO/INBEV	3.65%	2/1/2026	***	1,130
	APPLE INC	2.20%	9/11/2029	***	1,080
	ASTRAZENECA PLC	3.50%	8/17/2023	***	916
	AT+T INC	2.30%	6/1/2027	***	1,333
	BANK OF AMERICA CORP	3.88%	8/1/2025	***	570
	BANK OF AMERICA CORP	3.25%	10/21/2027	***	1,343
	BANK OF AMERICA CREDIT CARD TR	1.74%	1/15/2025	***	881
	BANK OF NY MELLON CORP	3.25%	9/11/2024	***	972
	BARCLAYS PLC	1.01%	12/10/2024	***	1,007
	BAYER US FINANCE II LLC	4.25%	12/15/2025	***	0
	BAYER US FINANCE II LLC	4.38%	12/15/2028	***	1,176
	BAYER US FINANCE LLC	3.38%	10/8/2024	***	895
	BERKSHIRE HATHAWAY INC	2.20%	3/15/2021	***	501
	BLACKROCK INC	1.90%	1/28/2031	***	628
	BMW VEHICLE OWNER TRUST	1.95%	1/26/2026	***	408
	BOSTON GAS COMPANY	3.15%	8/1/2027	***	999
	BOSTON SCIENTIFIC CORP	1.90%	6/1/2025	***	315
	BP CAPITAL MARKETS PLC	3.81%	2/10/2024	***	719
	BRISTOL MYERS SQUIBB CO	3.40%	7/26/2029	***	728
	BRITISH COLUMBIA PROV OF	2.65%	9/22/2021	***	336
	BURLINGTN NO SF 05 3 TR	4.83%	1/15/2023	***	73

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	BURLINGTN NORTH SANTA FE	3.40%	9/1/2024	***	527
	CALIFORNIA ST	2.37%	4/1/2022	***	1,025
	CAPITAL ONE FINANCIAL CO	3.75%	3/9/2027	***	1,141
	CAPITAL ONE PRIME AUTO RECEIVA	1.96%	2/18/2025	***	805
	CATERPILLAR INC	2.60%	9/19/2029	***	829
	CHARLES SCHWAB CORP	0.90%	3/11/2026	***	608
	CHARLES SCHWAB CORP	1.65%	3/11/2031	***	606
	CHUBB INA HOLDINGS INC	2.70%	3/13/2023	***	763
	CIGNA CORP	4.38%	10/15/2028	***	755
	CIGNA CORP	4.50%	3/15/2021	***	0
	CITIGROUP INC	3.88%	10/25/2023	***	550
	CITIGROUP INC	2.70%	3/30/2021	***	1,006
	CITIZENS BANK NA/RI	3.70%	3/29/2023	***	497
	COMCAST CORP	3.95%	10/15/2025	***	0
	COMCAST CORP	4.15%	10/15/2028	***	752
	COMM MORTGAGE TRUST	3.76%	2/10/2049	***	1,133
	COMM MORTGAGE TRUST	1.87%	4/12/2035	***	31
	COMMONWEALTH EDISON CO	2.95%	8/15/2027	***	1,110
	COSTCO WHOLESALE CORP	1.38%	6/20/2027	***	773
	CREDIT SUISSE GROUP AG	4.28%	1/9/2028	***	1,185
	CSAIL COMMERCIAL MORTGAGE TRUS	3.81%	11/15/2048	***	1,128
	CVS HEALTH CORP	1.75%	8/21/2030	***	1,006
	DELL INT LLC / EMC CORP	5.45%	6/15/2023	***	1,123
	DIAGEO CAPITAL PLC	2.38%	10/24/2029	***	807
	EVERSOURCE ENERGY	2.75%	3/15/2022	***	513
	EVERSOURCE ENERGY	2.90%	10/1/2024	***	540
	EXXON MOBIL CORPORATION	2.44%	8/16/2029	***	1,085
	FANNIE MAE	0.56%	10/22/2025	***	2,001
	FANNIE MAE	0.31%	11/16/2023	***	2,002

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	FANNIEMAE ACES	3.35%	3/25/2024	***	892
	FED HM LN PC POOL A11544	5.50%	6/1/2033	***	2
	FED HM LN PC POOL A15942	6.00%	11/1/2033	***	5
	FED HM LN PC POOL A26586	6.00%	9/1/2034	***	5
	FED HM LN PC POOL A77952	5.00%	5/1/2038	***	7
	FED HM LN PC POOL C03506	6.00%	5/1/2040	***	86
	FED HM LN PC POOL G01629	6.00%	10/1/2033	***	7
	FED HM LN PC POOL G14174	5.00%	3/1/2025	***	9
	FED HM LN PC POOL G60948	3.00%	1/1/2047	***	1,391
	FED HM LN PC POOL J01060	5.00%	1/1/2021	***	0
	FED HM LN PC POOL J38826	3.50%	5/1/2033	***	387
	FED HM LN PC POOL Q50703	3.00%	9/1/2047	***	0
	FED HM LN PC POOL Q55851	5.00%	5/1/2048	***	683
	FED HM LN PC POOL Q58634	4.00%	9/1/2048	***	3,138
	FED HM LN PC POOL QA9565	3.50%	5/1/1950	***	1,190
	FED HM LN PC POOL QB3388	2.50%	9/1/1950	***	3,051
	FED HM LN PC POOL QB5150	2.00%	10/1/1950	***	1,292
	FED HM LN PC POOL V82532	3.00%	8/1/2046	***	2,507
	FED HM LN PC POOL V82942	3.00%	2/1/2047	***	1,802
	FED HM LN PC POOL ZL1830	4.00%	8/1/2041	***	105
	FHLMC MULTIFAMILY STRUCTURED P	2.68%	10/25/2022	***	1,143
	FIFTH THIRD BANK	2.88%	10/1/2021	***	646
	FNMA POOL 357821	6.00%	5/1/2035	***	89
	FNMA POOL 555417	6.00%	5/1/2033	***	26
	FNMA POOL 555591	5.50%	7/1/2033	***	29
	FNMA POOL 725704	6.00%	8/1/2034	***	21
	FNMA POOL 730716	6.00%	8/1/2033	***	14
	FNMA POOL 734059	5.50%	8/1/2033	***	7
	FNMA POOL 745932	6.50%	11/1/2036	***	40
	FNMA POOL 756154	6.00%	11/1/2033	***	25

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	FNMA POOL 792191	5.50%	9/1/2034	***	32
	FNMA POOL 888022	5.00%	2/1/2036	***	62
	FNMA POOL 888341	5.00%	2/1/2037	***	43
	FNMA POOL 890528	5.50%	6/1/2039	***	60
	FNMA POOL 908560	5.50%	1/1/2022	***	0
	FNMA POOL 944026	6.50%	8/1/2037	***	105
	FNMA POOL AA4266	4.50%	5/1/2024	***	5
	FNMA POOL AB0536	6.00%	2/1/2037	***	33
	FNMA POOL AJ5733	3.50%	12/1/2041	***	1,227
	FNMA POOL AL0194	4.00%	1/1/2041	***	623
	FNMA POOL AP0632	2.50%	7/1/2027	***	245
	FNMA POOL AR9436	4.00%	8/1/2043	***	11
	FNMA POOL AS8764	2.50%	2/1/2032	***	832
	FNMA POOL AS9763	5.00%	6/1/2047	***	282
	FNMA POOL AV2357	4.00%	1/1/2044	***	977
	FNMA POOL AW1007	4.00%	5/1/2044	***	799
	FNMA POOL AW5067	4.50%	7/1/2044	***	1,456
	FNMA POOL AY5415	4.00%	3/1/2045	***	1,902
	FNMA POOL AZ2166	4.00%	7/1/2045	***	864
	FNMA POOL BC1212	3.00%	7/1/2046	***	3,022
	FNMA POOL BC4750	4.00%	10/1/2046	***	394
	FNMA POOL BC6121	4.00%	6/1/2046	***	371
	FNMA POOL BC9364	3.50%	6/1/2046	***	1,710
	FNMA POOL BD3312	3.00%	10/1/2046	***	359
	FNMA POOL BD5429	2.50%	12/1/2046	***	898
	FNMA POOL BJ0687	5.00%	4/1/2048	***	695
	FNMA POOL BJ0852	4.50%	11/1/2047	***	1,215
	FNMA POOL BJ1991	4.00%	11/1/2047	***	489
	FNMA POOL BJ7592	4.50%	1/1/2049	***	1,615

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	FNMA POOL BJ8271	4.50%	2/1/2048	***	1,006
	FNMA POOL BK1027	3.50%	3/1/2048	***	496
	FNMA POOL BN6143	4.00%	2/1/2049	***	305
	FNMA POOL BO3694	4.00%	1/1/1950	***	786
	FNMA POOL BO6308	3.50%	9/1/2049	***	511
	FNMA POOL BO6935	3.50%	10/1/2049	***	3,917
	FNMA POOL BQ0561	2.50%	10/1/1950	***	997
	FNMA POOL BQ2127	2.00%	8/1/1950	***	1,031
	FNMA POOL FM1251	3.00%	4/1/2045	***	973
	FNMA POOL MA1543	3.50%	8/1/2033	***	827
	FNMA POOL MA2276	2.50%	4/1/2045	***	363
	FREDDIE MAC	0.57%	10/8/2025	***	2,004
	FREDDIE MAC	0.36%	5/15/2024	***	2,001
	FREDDIE MAC SLST	3.50%	6/25/2028	***	1,085
	FREDDIE MAC SLST	3.50%	5/25/2029	***	459
	GE COMMERCIAL MORTGAGE CORPORA	—%	3/10/2044	***	0
	GENERAL DYNAMICS CORP	3.50%	5/15/2025	***	1,677
	GENERAL ELECTRIC CO	3.45%	5/1/2027	***	566
	GENERAL MILLS INC	4.00%	4/17/2025	***	707
	GLAXOSMITHKLINE CAP INC	3.63%	5/15/2025	***	763
	GLENCORE FINANCE CANADA	4.25%	10/25/2022	***	586
	GM FINANCIAL SECURITIZED TERM	2.46%	7/17/2023	***	305
	GM FINANCIAL SECURITIZED TERM	1.90%	3/17/2025	***	305
	GM FINANCIAL SECURITIZED TERM	0.58%	1/16/2026	***	301
	GM FINANCIAL SECURITIZED TERM	0.50%	2/17/2026	***	251
	GNMA II POOL 003624	5.50%	10/20/2034	***	28
	GNMA II POOL 004599	5.00%	12/20/2039	***	90
	GNMA II POOL 784678	4.00%	1/20/2048	***	761
	GNMA II POOL AB9275	3.00%	12/20/2042	***	613

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	GNMA II POOL AC2552	3.50%	1/20/2043	***	742
	GNMA II POOL BH0425	4.50%	6/20/2048	***	328
	GNMA II POOL MA2754	3.50%	4/20/2045	***	668
	GNMA II POOL MA2892	3.50%	6/20/2045	***	303
	GNMA II POOL MA5190	3.00%	5/20/2048	***	903
	GNMA II POOL MA5191	3.50%	5/20/2048	***	151
	GNMA II POOL MA5192	4.00%	5/20/2048	***	179
	GNMA II POOL MA5193	4.50%	5/20/2048	***	137
	GNMA POOL 434787	8.00%	5/15/2030	***	9
	GNMA POOL 485856	6.50%	10/15/2031	***	8
	GNMA POOL 510403	5.00%	1/15/2035	***	9
	GNMA POOL 510844	8.00%	12/15/2029	***	1
	GNMA POOL 533946	6.50%	4/15/2032	***	4
	GNMA POOL 550887	5.00%	8/15/2035	***	12
	GNMA POOL 551077	6.50%	11/15/2031	***	5
	GNMA POOL 551120	6.50%	8/15/2031	***	15
	GNMA POOL 569327	6.50%	4/15/2032	***	61
	GNMA POOL 580880	6.50%	11/15/2031	***	16
	GNMA POOL 622278	5.00%	4/15/2035	***	9
	GNMA POOL 631242	5.50%	6/15/2035	***	39
	GNMA POOL 641601	5.00%	3/15/2035	***	20
	GNMA POOL 646865	5.00%	8/15/2035	***	13
	GNMA POOL 726316	5.00%	9/15/2039	***	103
	GNMA POOL AM8608	4.00%	6/15/2045	***	330
	GOLDMAN SACHS GROUP INC	4.00%	3/3/2024	***	619
	GOLDMAN SACHS GROUP INC	1.09%	12/9/2026	***	758
	GOVERNMENT NATIONAL MORTGAGE A	3.50%	7/20/2023	***	142

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	GOVERNMENT NATIONAL MORTGAGE A	5.00%	8/20/2039	***	35
	GOVERNMENT NATIONAL MORTGAGE A	2.30%	7/16/1957	***	558
	GOVERNMENT NATIONAL MORTGAGE A	2.50%	9/16/1956	***	773
	GS MORTGAGE SECURITIES TRUST	4.24%	8/10/2046	***	1,083
	GSTIF 25 BPS	(0.03)%	12/31/1950	***	13,398
	HOME DEPOT INC	2.95%	6/15/2029	***	853
	HONDA AUTO RECEIVABLES OWNER T	0.46%	4/19/2027	***	381
	HP ENTERPRISE CO	4.90%	10/15/2025	***	760
	HSBC HOLDINGS PLC	3.95%	5/18/2024	***	2,157
	HUDSON YARDS	3.23%	7/10/2039	***	1,131
	HUNTINGTON BANCSHARES	2.55%	2/4/2030	***	804
	IBM CORP	3.50%	5/15/2029	***	1,157
	INGERSOLL RAND GL HLD CO	3.75%	8/21/2028	***	866
	JOHN DEERE CAPITAL CORP	2.80%	7/18/2029	***	835
	JP MORGAN MORTGAGE TRUST	3.00%	10/25/2046	***	355
	JPMBB COMMERCIAL MORTGAGE SECU	3.05%	4/15/2047	***	4
	JPMBB COMMERCIAL MORTGAGE SECU	3.80%	8/15/2048	***	1,122
	JPMORGAN CHASE + CO	3.25%	9/23/2022	***	284
	JPMORGAN CHASE + CO	2.70%	5/18/2023	***	263
	JPMORGAN CHASE + CO	2.97%	1/15/2023	***	493
	KLA CORP	4.10%	3/15/2029	***	899
	LADDER CAPITAL COMMERCIAL MORT	3.39%	5/15/2031	***	580
	LINCOLN NATIONAL CORP	3.80%	3/1/2028	***	868
	LLOYDS BANKING GROUP PLC	3.75%	1/11/2027	***	567
	LOS ANGELES CA CMNTY CLG DIST	1.61%	8/1/2028	***	830
	LOWE S COS INC	3.65%	4/5/2029	***	1,095
	MCDONALD S CORP	3.70%	1/30/2026	***	448
	MERCEDES BENZ AUTO RECEIVABLES	2.04%	1/15/2026	***	560
	MERCK + CO INC	3.40%	3/7/2029	***	803
	MICROSOFT CORP	3.30%	2/6/2027	***	1,141

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	MITSUBISHI UFJ FIN GRP	2.95%	3/1/2021	***	240
	MITSUBISHI UFJ FIN GRP	3.29%	7/25/2027	***	564
	MONDELEZ INTERNATIONAL	2.75%	4/13/2030	***	824
	MORGAN STANLEY	3.88%	1/27/2026	***	1,434
	MORGAN STANLEY BAML TRUST	3.13%	12/15/2048	***	522
	MORGAN STANLEY CAPITAL I TRUST	3.81%	12/15/2048	***	559
	NATIONWIDE FINANCIAL SER	5.38%	3/25/2021	***	333
	NEW YORK LIFE GLOBAL FDG	1.20%	8/7/2030	***	970
	NORDEA BANK ABP	4.88%	5/13/2021	***	508
	NORFOLK SOUTHERN CORP	2.55%	11/1/2029	***	813
	ORACLE CORP	3.40%	7/8/2024	***	958
	PENSKE TRUCK LEASING/PTL	4.20%	4/1/2027	***	288
	PNC BANK NA	3.80%	7/25/2023	***	564
	PNC FINANCIAL SERVICES	3.45%	4/23/2029	***	576
	PRINCIPAL FINANCIAL GRP	3.70%	5/15/2029	***	1,170
	PROVINCE OF QUEBEC	2.75%	8/25/2021	***	396
	QUALCOMM INC	1.65%	5/20/2032	***	1,091
	RAYTHEON TECH CORP	3.13%	5/4/2027	***	1,122
	ROYALTY PHARMA PLC	1.75%	9/2/2027	***	563

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	S+P GLOBAL INC	2.95%	1/22/2027	***	578
	SANTANDER HOLDINGS USA	3.50%	6/7/2024	***	540
	SMALL BUSINESS ADMINISTRATION	2.31%	8/1/2044	***	454
	SMALL BUSINESS ADMINISTRATION	2.14%	9/1/2044	***	753
	SMALL BUSINESS ADMINISTRATION	2.22%	10/1/2044	***	569
	SMALL BUSINESS ADMINISTRATION	2.48%	11/1/2044	***	718
	SMALL BUSINESS ADMINISTRATION	2.38%	12/1/2044	***	712
	SMALL BUSINESS ADMINISTRATION	2.21%	2/1/2033	***	350
	SMALL BUSINESS ADMINISTRATION	3.11%	4/1/2034	***	480
	SMALL BUSINESS ADMINISTRATION	2.87%	7/1/2034	***	345
	SMALL BUSINESS ADMINISTRATION	2.88%	8/1/2034	***	299
	SMALL BUSINESS ADMINISTRATION	2.72%	3/1/2035	***	247
	SMALL BUSINESS ADMINISTRATION	2.77%	5/1/2035	***	333
	SMALL BUSINESS ADMINISTRATION	2.88%	7/1/2035	***	745
	SMALL BUSINESS ADMINISTRATION	2.82%	8/1/2035	***	445
	SMALL BUSINESS ADMINISTRATION	2.82%	9/1/2035	***	433
	SMALL BUSINESS ADMINISTRATION	2.70%	11/1/2035	***	579
	SMALL BUSINESS ADMINISTRATION	2.27%	2/1/2036	***	694
	STATE STREET CORP	3.30%	12/16/2024	***	638
	STATE STREET CORP	2.40%	1/24/2030	***	546
	SUMITOMO MITSUI FINL GRP	2.63%	7/14/2026	***	543
	SUMITOMO MITSUI FINL GRP	2.75%	1/15/2030	***	655
	SVENSKA HANDELSBANKEN AB	2.45%	3/30/2021	***	503
	TAKEDA PHARMACEUTICAL	2.05%	3/31/2030	***	809
	TOYOTA AUTO RECEIVABLES OWNER	1.68%	5/15/2025	***	929
	TOYOTA MOTOR CREDIT CORP	3.20%	1/11/2027	***	780
	TOYOTA MOTOR CREDIT CORP	2.90%	4/17/2024	***	537
	TRUIST BANK	2.85%	4/1/2021	***	512
	TRUIST FIN CORP	2.90%	3/3/2021	***	251
	TRUIST FINANCIAL CORP	1.95%	6/5/2030	***	778

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	UBS GROUP AG	4.13%	9/24/2025	***	573
	UNION PACIFIC CORP	2.15%	2/5/2027	***	796
	UNITEDHEALTH GROUP INC	2.13%	3/15/2021	***	502
	UNITEDHEALTH GROUP INC	2.00%	5/15/2030	***	626
	UNIV OF CALIFORNIA CA REVENUES	3.06%	7/1/2025	***	552
	US 10YR ULTRA FUT MAR21	—%	3/22/2021	***	0
	US BANCORP	3.15%	4/27/2027	***	1,126
	US DOLLAR	—%		***	1,089
	US TREASURY N/B	1.88%	7/31/2022	***	14,778
	US TREASURY N/B	1.38%	3/31/2020	***	0
	US TREASURY N/B	1.63%	2/15/2026	***	4,865
	US TREASURY N/B	1.13%	2/28/2021	***	5,007
	US TREASURY N/B	1.63%	4/30/2023	***	13,404
	US TREASURY N/B	1.63%	5/15/2026	***	2,662
	US TREASURY N/B	1.13%	7/31/2021	***	8,047
	US TREASURY N/B	0.25%	10/31/2025	***	4,979
	VERIZON COMMUNICATIONS	4.33%	9/21/2028	***	868
	VIATRIS INC	2.30%	6/22/2027	***	1,065
	VIRGINIA ELEC + POWER CO	3.50%	3/15/2027	***	571
	VODAFONE GROUP PLC	4.13%	5/30/2025	***	1,143
	WALMART INC	3.30%	4/22/2024	***	414
	WALMART INC	2.38%	9/24/2029	***	546
	WELLS FARGO + COMPANY	2.50%	3/4/2021	***	1,003
	WELLS FARGO + COMPANY	3.30%	9/9/2024	***	1,128
	WESTLAKE CHEMICAL CORP	3.60%	7/15/2022	***	597

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	WORLD OMNI AUTO RECEIVABLES TR	0.61%	10/15/2026	***	1,008
	WRKCO INC	3.90%	6/1/2028	***	1,159
	XCEL ENERGY INC	3.35%	12/1/2026	***	1,121
	Subtotal Shared Holdings (aa) - HIMCO Bond Fund				249,402
	Shared Holdings (bb) - BNY Mellon Bond Fund
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund		***	27,679
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund		***	9,464
	BlackRock	BlackRock Asset-Backed Securities Index Fund		***	45,682
	BlackRock	BlackRock Commercial Mortgage-Backed Securities Index		***	9,635
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund		***	64,647
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund		***	45,673
	BlackRock	BlackRock Int Government Bond Index		***	7,223
	BlackRock	BlackRock Long term Govt Bond Index Fund		***	3,250
	PRUDENTIAL			***	195,781
	US DOLLAR			***	1,000
	GSTIF 25 BPS	(0.03)%	12/31/2050	***	4,941
	AEP TEXAS CENTRAL TRANSITION F	2.06%	2/1/2027	***	1,104
	APPALACHIAN CONSUMER RATE RELI	2.01%	2/1/2024	***	791
	BENCHMARK MORTGAGE TRUST	3.61%	3/15/2062	***	2,561
	CAPITAL ONE MULTI ASSET EXECUT	2.84%	12/15/2024	***	2,470
	CAPITAL ONE MULTI ASSET EXECUT	1.72%	8/15/2024	***	2,433
	CNH EQUIPMENT TRUST	3.01%	4/15/2024	***	1,257
	CNH EQUIPMENT TRUST	2.08%	2/15/2023	***	390
	COMM MORTGAGE TRUST	3.15%	8/15/2045	***	2,658
	COMM MORTGAGE TRUST	3.15%	2/10/2047	***	969

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date		(d) Cost	(e) Current Value
	DISCOVER CARD EXECUTION NOTE T	3.32%	3/15/2024	***	1,139
	DISCOVER CARD EXECUTION NOTE T	3.04%	7/15/2024	***	1,544
	DUKE ENERGY FL PROJ FIN	1.73%	9/1/2024	***	1,270
	FANNIE MAE	4.50%	3/25/2026	***	673
	FANNIE MAE	2.00%	6/25/2030	***	576
	FANNIE MAE	2.25%	1/25/2043	***	2,422
	FANNIE MAE	3.00%	8/25/2038	***	370
	FANNIE MAE	2.00%	5/25/2030	***	2,168
	FANNIE MAE	2.00%	5/25/2033	***	2,106
	FANNIE MAE	4.50%	11/25/2026	***	647
	FANNIE MAE	4.00%	8/25/2039	***	855
	FANNIE MAE	2.25%	3/25/2039	***	345
	FIFTH THIRD AUTO TRUST	2.64%	12/15/2023	***	3,256
	FREDDIE MAC	4.00%	8/15/2025	***	1,019
	FREDDIE MAC	2.00%	11/15/2021	***	97
	FREDDIE MAC	2.00%	1/15/2039	***	519
	FREDDIE MAC	3.00%	2/15/2039	***	1,042
	FREDDIE MAC	3.00%	2/15/2032	***	319
	FREDDIE MAC	3.00%	1/15/2041	***	1,121
	FREDDIE MAC	2.50%	12/25/2037	***	3,440
	FREDDIE MAC	2.50%	2/25/2038	***	2,950
	FREDDIE MAC	4.00%	4/15/2039	***	1,104
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	9/20/2039	***	581
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	5/16/2026	***	1,580
	GOVERNMENT NATIONAL MORTGAGE A	3.50%	8/16/2039	***	1,111
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	6/20/2039	***	210
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	9/16/2051	***	76
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	1/16/2046	***	146
	GOVERNMENT NATIONAL MORTGAGE A	2.50%	10/20/2039	***	830
	GOVERNMENT NATIONAL MORTGAGE A	2.00%	3/20/2042	***	520
	GOVERNMENT NATIONAL MORTGAGE A	3.00%	9/20/2043	***	1,765
	GOVERNMENT NATIONAL MORTGAGE A	3.50%	3/20/2049	***	2,149
	JOHN DEERE OWNER TRUST	0.51%	11/15/2024	***	1,405

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ IN THOUSANDS)

JP MORGAN CHASE COMMERCIAL MOR	2.34%	6/13/2052	***	2,038
MERCEDES BENZ AUTO LEASE TRUST	0.40%	11/15/2023	***	1,243
MERCEDES BENZ AUTO RECEIVABLES	3.03%	1/17/2023	***	951
MORGAN STANLEY CAPITAL I TRUST	3.32%	12/15/2051	***	2,461
NISSAN AUTO RECEIVABLES OWNER	1.38%	12/16/2024	***	1,375
PUBLIC SERVICE NEW HAMPSHIRE F	3.09%	2/1/2026	***	1,549
UBS COMMERCIAL MORTGAGE TRUST	3.40%	5/10/2045	***	3,040
US TREASURY N/B	1.50%	8/31/2021	***	8,276
USAA AUTO OWNER TRUST	2.16%	7/17/2023	***	993
WELLS FARGO COMMERCIAL MORTGAG	2.50%	10/15/2049	***	2,208
Subtotal Shared Holdings (bb) - BNY Mellon Bond Fund				493,097
State Street Government Short Term Investment Fund- Common Collective Trust
Gstif 25 Bps Gstif 25 Bps			***	35,895
Subtotal State Street Government Short Term Investment Fund- Common Collective Trust				35,895
The Hartford Stock Fund
State Street Cash Fund - STIF			***	306
The Hartford Stock Fund, Common stock			***	169,996
	Subtotal The Hartford Stock Fund			170,302
Wrapper Contracts
American General Life Ins Co			***	10
	Subtotal Wrapper Contracts			10

	GRAND TOTAL			5,797,657

aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

*     Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY: /s/ Tom Warters
Tom Warters
Plan Administrator
June 22, 2021

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-105706, 333-34092 and 333-157372 on Form S-8 of The Hartford Financial Services Group, Inc. of our report dated June 22, 2021, relating to the financial statements and supplemental schedule of The Hartford Investment and Savings Plan, appearing in this Annual Report on Form 11-K of The Hartford Investment and Savings Plan for the year ended December 31, 2020.

Hartford, Connecticut
June 22, 2021